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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                          RULES 13d-1(b), (c), AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO. 14)


                             POGO PRODUCING COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


COMMON STOCK, $1.00 PAR VALUE                                 730448107
-------------------------------                      ---------------------------
(TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)


           Check the appropraite box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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56706.0001

---------------------------------------------------------------------------------            --------------------------------------
CUSIP No.                            730448107                                       13G                              Page 2 of 6
---------------------------------------------------------------------------------            --------------------------------------

----------------------------- -----------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                           KLINGENSTEIN, FIELDS & CO., L.L.C.
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:             13-3479093
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [_]
                                                                                                                          (B) [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- -----------------------------------------------------------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ---------------------------------------------------------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               0
              SHARES
                                     ------ ---------------------------------------------------------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             0
             OWNED BY
                                     ------ ---------------------------------------------------------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          0
             REPORTING
                                     ------ ---------------------------------------------------------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        3,287,024

----------------------------- -----------------------------------------------------------------------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       3,287,024

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                         [_]

----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     6.1%

----------------------------- -----------------------------------------------------------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IA

----------------------------- -----------------------------------------------------------------------------------------------------


Item 1

         (a)       Name of Issuer

                   Pogo Producing Company

         (b)       Address of Issuer's Principal Executive Offices

                   Five Greenway Plaza
                   Suite 2700
                   Houston, Texas  77046-0504

Item 2

         (a)       Name of Person Filing

                   See Item 1 of the Cover Page attached hereto

         (b)       Address of Principal Business Office or, if none, Residence

                   787 Seventh Avenue
                   New York, New York  10019

         (c)       Citizenship

                   See Item 4 of the Cover Page attached hereto

         (d)       Title of Class of Securities

                   Common Stock, par value $1.00 per share

         (e)       CUSIP Number

                   730448107


Item 3             Person Filing

         (e) Klingenstein, Fields & Co., L.L.C. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940


Item 4             Ownership

         (a)       Amount Beneficially Owned

                   See Item 9 of the Cover Page attached hereto

         (b)       Percent of Class

                   See Item 11 of the Cover Page attached hereto

         (c)       Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote

                             See Item 5 of the Cover Page attached hereto

                     (ii)    shared power to vote or to direct the vote

                             See Item 6 of the Cover Page attached hereto

                    (iii) sole power to dispose or to direct the disposition of

                             See Item 7 of the Cover Page attached hereto

                     (iv) shared power to dispose or to direct the disposition of

                             See Item 8 of the Cover Page attached hereto

Item 5
                   Ownership of Five Percent or Less of a Class

                   Not applicable

Item 6
                   Ownership of More than Five Percent on Behalf of Another
                   Person

                   Not applicable

Item 7
                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable

Item 8
                   Identification and Classification of Members of the Group

                   Not applicable

Item 9
                   Notice of Dissolution of Group

                   Not applicable

Item 10
                  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE



                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2002

                                     Klingenstein, Fields & Co., L.L.C.

                                     By: /s/ Jonathan Roberts
                                         ------------------------------------
                                         Jonathan Roberts, Member














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